UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number 0-22462

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

GIBRALTAR 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GIBRALTAR INDUSTRIES, INC.

3556 Lake Shore Road

P.O. Box 2028

Buffalo, New York 14219-0228

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GIBRALTAR 401(k) PLAN

(Name of Plan)

Date: June 25, 2013	/s/ Timothy F. Murphy
Timothy F. Murphy Member, Gibraltar 401(k) Retirement Plan Committee

Gibraltar 401(k) Plan

Gibraltar 401(k) Plan

Financial Statements and

Supplemental Schedule

December 31, 2012 and 2011

Gibraltar 401(k)

Plan Index

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the Gibraltar 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Gibraltar 401(k) Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2012 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ FREED MAXICK, CPAs, P.C.

Buffalo, New York

June 25, 2013

Gibraltar 401(k) Plan

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	December 31,
	2012	2011
Assets
Investments at fair value:
Shares of registered investment companies	$77,673,007	$53,438,667
Common collective trusts	2,545,343	2,105,564
Employer securities	1,497,417	1,375,851
Cash equivalents	9,691,468	8,913,082

	91,407,235	65,833,164

Receivables:
Notes receivable from participants	3,779,979	3,195,754
Employer contributions receivable	406,431	365,945

	4,186,410	3,561,699

Net assets available for benefits at fair value	95,593,645	69,394,863
Adjustment from fair value to contract value for interest in collective trusts relating to fully benefit-responsive investment contract	(72,841)	(51,931)

Net assets available for benefits	$95,520,804	$69,342,932

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
	2012	2011
Additions:
Participant contributions	$4,832,534	$3,583,571
Employer contributions	2,838,057	2,376,007
Net appreciation (depreciation) in fair value of investments	8,014,290	(1,834,580)
Interest and dividends	2,083,623	1,338,004

Total additions	17,768,504	5,463,002
Deductions:
Benefits paid to participants	(11,418,888)	(13,174,172)
Plan expenses	(30,709)	(30,940)

Total deductions	(11,449,597)	(13,205,112)

Increase (decrease) in net assets available for benefits, prior to mergers	6,318,907	(7,742,110)
Transfer of net assets available for benefits from mergers	19,858,965	—

Net increase (decrease)	26,177,872	(7,742,110)
Net assets available for benefits:
Beginning of year	69,342,932	77,085,042

End of year	$95,520,804	$69,342,932

The accompanying notes are an integral part of these financial statements.

Gibraltar 401(k) Plan

Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following is a brief description of the Gibraltar 401(k) Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

General

The Plan is a defined contribution plan as permitted under Section 401(k) of the Internal Revenue Code. The Plan is sponsored by Gibraltar Steel Corporation of New York (the Company), a subsidiary of Gibraltar Industries, Inc., for the benefit of eligible employees of the Company and its subsidiaries. The Company is the Plan Administrator, through the Gibraltar 401(k) Retirement Plan Committee. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended. The 401(k) Retirement Plan Committee is responsible for oversight of the Plan and determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Board of Directors.

Eligibility

All employees of the Company, those affiliates of the Company which have adopted the Gibraltar 401(k) Plan, and employees subject to a collective bargaining agreement that provides for coverage under the Plan, are eligible to participate in the Plan following the completion of six months of participation service.

Participant Contributions

Participants may contribute up to 100% of their annual compensation, not to exceed the ceiling imposed by the Internal Revenue Service of $17,000 and $16,500 for 2012 and 2011, respectively, as prescribed by the Plan Agreement. If a participant is age 50 or over, the ceiling increased to $22,500 and $22,000 for 2012 and 2011, respectively.

Employer Contribution

The Company matches contributions to the Plan equal to 100% of the first 3% of the participants’ elective deferrals and 50% of the following 2% of the participants’ elective deferrals at the time of salary reduction. The Company match for employees subject to a collective bargaining agreement follows the terms of their respective agreement.

Plan Merger

Effective January 1, 2012, the Plan was amended to allow employees of The D.S. Brown Company and Pacific Award Metals, Inc. to participate in the Plan. These businesses were acquired by the Company in 2011. As a result of this merger, the D.S. Brown 401(k) Plan was merged into the Plan and net assets with a fair market value of $12,561,489 were transferred into the Plan on January 3, 2012. In addition, Pacific Awards Metals, Inc. merged the net assets of their two 401(k) Plans into the Plan with fair market values of $547,393 and $6,098,573, respectively, on January 4, 2012. Loan balances in the amount of $651,510 were also transferred into the Plan as a result of the three mergers. These amounts are included as a transfer of net assets available for benefits in the Statement of Changes in Net Assets Available for Benefits.

Gibraltar 401(k) Plan

Notes to Financial Statements

Administration

On October 1, 2004, the Plan’s Administrator named Fidelity Management Trust Company as Plan Trustee and record keeper. Fidelity Management Trust Company also served as the custodian of the Plan’s assets for the years ended December 31, 2012 and 2011. The Administrator of the Plan may specify whether the investments of the Trust Fund shall be managed in whole or in part by the Trustee, one or more investment managers, the Administrator, or the participants as provided for by the Trust Agreement.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, or modify the Plan at any time subject to the provisions of ERISA.

Participant Accounts

Separate accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures

Salary reduction contributions and the earnings thereon are at all times fully vested and non-forfeitable. All active participants are 100% vested in employer contributions.

Benefit Payments

Upon retirement, termination of employment, death or disability, participants or their beneficiaries may elect to receive their account balances in a single sum.

Notes Receivable from Participants

Participants may borrow against their vested account balance subject to the provisions specified in the Plan agreement. Notes receivable shall not exceed five years, except for a maximum of ten years for the purchase of a primary residence. The notes receivable are secured by the vested balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are required to be repaid in equal installments over the term of the receivable. Notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest at December 31, 2012 and 2011. Related fees are recorded as administrative expenses and are expensed when they are incurred. Delinquent participant loans are reclassified as distributions based upon the terms of the plan document.

Plan Expenses

All of the costs of administration of the Plan and Trust are paid by the Company or the Participants. Brokerage commissions and similar costs of acquiring or selling securities (if any) that are incurred by the investment funds are borne by the participant. Origination fees for each loan are also borne by the participant. Investment related expenses are included in net appreciation (depreciation) of fair value of investments.

Gibraltar 401(k) Plan

Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through one collective trust. As a result, the Statements of Net Assets Available for Benefits present the fair value of the investments in collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the fully benefit-responsive investment contracts. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Risks and Uncertainties

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Investments and Income Recognition

Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may change their investment allocation on a daily basis.

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s 401(k) Retirement Plan Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of the fair value measurements used to value the Plan’s investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) included the Plan’s gains and losses on investments bought and sold as well as held during the year.

Gibraltar 401(k) Plan

Notes to Financial Statements

The net appreciation (depreciation) in fair value of investments presented in the statements of changes in net assets available for benefits consists of the realized losses or gains and the unrealized appreciation or depreciation on those investments. During 2012 and 2011, the Plan’s investments appreciated or (depreciated) in fair value as determined by quoted market prices as follows:

	Year Ended December 31,
	2012	2011
Shares of registered investment companies	$7,825,618	$(1,866,332)
Employer securities	188,672	31,752

Total	$8,014,290	$(1,834,580)

The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	2012		2011
Fidelity Contrafund K	$12,041,413		$10,381,507
Fidelity Retirement Money Market	9,320,057		8,628,604
Pimco Total Return Fund Institutional Class	7,245,391		4,208,915
Harbor International Fund	6,221,390		3,876,225
Fidelity Freedom Fund 2020	5,962,958		4,124,307
Fidelity Spartan 500 Index Fund Advantage Class	5,918,225		2,956,419	*
Loomis Sayles Small Cap Value Fund Class I	3,691,458	*	3,693,630

*	Presented for comparison purposes only

Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In May 2011, the FASB issued Update 2011-04, “Fair Value Measurement”. The Update established common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. The amendments in this Update are to be applied prospectively during annual periods beginning after December 15, 2011 for the Plan. Other than requiring additional disclosures, the adoption of this Update did not have a material impact on the Plan’s financial statements.

Gibraltar 401(k) Plan

Notes to Financial Statements

3. FAIR VALUE MEASUREMENTS

FASB ASC Topic 820, “Fair Value Measurements,” defines fair value and establishes a valuation hierarchy for disclosure of the inputs to valuation used to measure fair value. This hierarchy prioritizes the inputs into three broad levels as follows: Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices to similar assets and liabilities in active markets or inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the financial instrument. Level 3 inputs are unobservable inputs based on our own assumptions used to measure assets and liabilities at fair value. A financial asset or liability’s classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation techniques used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Shares of Registered Investment Companies

These investments are valued at the net asset value of shares held by the registered investment companies at year-end. The investments are measured at fair value using quoted prices for identical assets, which are readily available Level 1 inputs.

Common Collective Trusts

These investments are comprised of fully benefit-responsive investment contracts valued based on the net asset value (NAV) of units held by the Plan at year-end. Although the common collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. As a result, the inputs used to determine the fair value of the common collective trusts are classified as Level 2 inputs.

The fund invests in benefit-responsive investment contracts issued by insurance companies and other financial institutions (“Contracts”), fixed income securities, and money market funds. Under the terms of the Contracts, the assets of the fund are invested in fixed income securities (which may include, but are not limited to, U.S. Treasury and agency bonds, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset backed securities, and collective investment vehicles and shares of investment companies that invest primarily in fixed income securities) and shares of money market funds.

The common collective trusts have no unfunded commitments related to any of these investments, nor any significant restrictions on redemptions. Participant-directed redemptions can be made on any business day and do not have a redemption notice period. Certain events, such as a change in law, regulation, administrative ruling, or employer-initiated termination of the Plan, may limit the ability of the Plan to transact the common collective trust funds at contract value with the issuer. The Plan’s management does not believe that the occurrence of any such events is probable.

Gibraltar 401(k) Plan

Notes to Financial Statements

Employer Securities

These investments consist of a fund composed of employer securities valued at the closing price reported on the active market on which the individual securities are traded. As a result, the value of the investment is based on Level 1 inputs.

Cash Equivalents

These investments are primarily composed of money market funds. Money market funds are public investment vehicles valued using $1 for the net asset value and are classified within Level 2 of the valuation hierarchy using the income approach.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$22,785,513	$—	$—	$22,785,513
Mid Cap	6,743,511	—	—	6,743,511
Small Cap	5,869,962	—	—	5,869,962
Bond	10,706,443	—	—	10,706,443
Blended	31,567,578	—	—	31,567,578
Common collective trust	—	2,545,343	—	2,545,343
Employer securities	1,497,417	—	—	1,497,417
Cash equivalents	—	9,691,468	—	9,691,468

Total assets at fair value	$79,170,424	$12,236,811	$—	$91,407,235

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Shares of registered investment companies:
Large Cap	$16,247,208	$—	$—	$16,247,208
Mid Cap	5,900,439	—	—	5,900,439
Small Cap	5,298,448	—	—	5,298,448
Bond	6,828,838	—	—	6,828,838
Blended	19,163,734	—	—	19,163,734
Common collective trust	—	2,105,564	—	2,105,564
Employer securities	1,375,851	—	—	1,375,851
Cash equivalents	—	8,913,082	—	8,913,082

Total assets at fair value	$54,814,518	$11,018,646	$—	$65,833,164

Gibraltar 401(k) Plan

Notes to Financial Statements

4. TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 24, 2012 that the Plan and related Trust, are designed in accordance with the Internal Revenue Code (the Code). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualifies and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken uncertain tax positions that more likely than not would not be sustained upon examination by the IRS. The Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS. The Plan year ended December 31, 2010 has been subject to audit by the IRS and during the year ended December 31, 2012 a favorable outcome letter was received. The Administrator believes it is no longer subject to income tax examinations for the years 2009 and 2011.

5. PARTIES IN INTEREST

At December 31, 2012 and 2011, certain Plan investments are shares of registered investment companies managed by Fidelity Management Trust Company, the Plan’s trustee, and therefore these transactions qualify as party-in-interest transactions. The Plan also allows participants to elect to invest in the common stock of Gibraltar Industries, Inc. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. Investment income from parties-in-interest and interest from participant loans amounted to $5,426,020 and $9,611 for the years ended December 31, 2012 and 2011, respectively. Fees paid by the Plan for loan processing fees amounted to $30,709 and $30,940 for the years ended December 31, 2012 and 2011, respectively. The Plan Sponsor pays directly any other fees related to the plan’s operations.

Gibraltar 401(k) Plan

Notes to Financial Statements

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefit per the financial statements to the Form 5500:

	December 31,
	2012	2011
Net assets available for plan benefits per the financial statements	$95,520,804	$69,342,932
Differences in:
Investments	3,779,979	3,195,754
Notes receivable from participants	(3,779,979)	(3,195,754)
Adjustment from fair value to contact value for fully benefit responsive investment contract	72,841	51,931

Net assets available for plan benefits per the Form 5500	$95,593,645	$69,394,863

The following is a reconciliation of the net increase or decrease in net assets available for plan benefits per the financial statements to the Form 5500:

	Year Ended December 31,
	2012	2011
Net increase (decrease) in net assets available for plan benefits per the financial statements	$26,177,872	$ (7,742,110)
Prior year adjustment from fair value to contract value for fully benefit responsive investment contract	(51,931)	(20,565)
Current year adjustment from fair value to contract value for fully benefit responsive investment contract	72,841	51,931

Net increase (decrease) in net assets available for plan benefits per the Form 5500	$26,198,782	$(7,710,744)

7. SUBSEQUENT EVENT

Effective January 1, 2013, the Plan was amended to allow employees of a recently acquired business to participate in the Plan. In addition, the plan was further amended to grant prior service credit to certain employees as a result of three recent acquisitions. These businesses were acquired by the Company during 2012.

Gibraltar 401(k) Plan

EIN 16-0991536

Plan #007

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2012

Identity of Issuer and Description of Investments	Fair Value
American Beacon Small Cap Value Fund Institutional Class	$869,484
Fidelity Brokerage Link*	4,539,481
Fidelity Contrafund K*	12,041,413
Fidelity Freedom Fund 2000*	106,532
Fidelity Freedom Fund 2005*	72,513
Fidelity Freedom Fund 2010*	689,077
Fidelity Freedom Fund 2015*	1,615,145
Fidelity Freedom Fund 2020*	5,962,958
Fidelity Freedom Fund 2025*	2,395,406
Fidelity Freedom Fund 2030*	3,096,537
Fidelity Freedom Fund 2035*	1,596,141
Fidelity Freedom Fund 2040*	1,193,813
Fidelity Freedom Fund 2045*	401,753
Fidelity Freedom Fund 2050*	229,049
Fidelity Freedom Fund 2055*	32,200
Fidelity Freedom Income Fund*	271,825
Fidelity Leveraged Company Stock K*	1,692,387
Fidelity Retirement Money Market*	9,320,057
Fidelity Spartan 500 Index Fund Advantage Class*	5,918,225
Fidelity Strategic Income Fund*	829,678
Fidelity U.S. Bond Index Fund Advantage Class*	2,631,374
Harbor International Fund	6,221,390
Janus Perkins Mid Cap Value Fund Class I	1,363,467
Loomis Sayles Small Cap Value Fund Class I	3,691,458
Munder Mid-Cap Core Growth Fund Class Y	3,620,085
Marshall Small Cap Growth Fund Class Y	1,309,020
Oakmark Equity and Income Fund	1,932,805
Pimco Total Return Fund Institutional Class	7,245,391
T. Rowe Price Equity Income Fund	4,746,173
Virtus Real Estate Securities Class I	1,582,364
Fidelity Spartan Extended Market Index Fund*	67,572
Fidelity Spartan Global XUS Index Fund*	79,702

Registered Investment Companies and Cash Equivalents Total	87,364,475
Common Collective Trust:
Fidelity Managed Income Portfolio*	2,545,343
Employer Securities:
Gibraltar Stock*	1,497,417
Notes Receivable from Participants:
Participant Loans (Interest rates are fixed at prime plus 1% and currently range from 3.25% to 11.50%)*	3,779,979

$95,187,214

*	Indicates Parties in Interest to the Plan.